Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya Group inc. For the three and nine months ended December 31, 2019 and 2018

1. Basis of Presentation
This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows for Alithya Group inc. for the three-month and nine-month periods ended December 31, 2019. References to “Alithya”, the “Company”, the “Group”, “we”, “our” and “us” in this MD&A refer to Alithya Group inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Company’s interim condensed consolidated financial statements (the “Q3 Financial Statements”) and accompanying notes for the three-month and nine-month periods ended December 31, 2019 and 2018, as well as the audited consolidated financial statements and MD&A for the fiscal year ended March 31, 2019. These documents, and additional information regarding the business of the Company are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) at www.sec.gov.
For reporting purposes, the Company prepared the Q3 Financial Statements in Canadian dollars, unless otherwise indicated, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in conformity with International Accounting Standard 34 – Interim Financial Reporting of IFRS as issued by the IASB. Unless otherwise indicated, all dollar (“$”) amounts and references in this MD&A are in Canadian dollars and references to “US $” are to US dollars. Variances, ratios and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains both IFRS and non-IFRS financial measures. See the section entitled “Non-IFRS Measures”.
Unless otherwise stated, in preparing this MD&A, the Company has considered information available to it up to February 12, 2020, the date the Company’s Board of Directors (“Board”) approved this MD&A and the Q3 Financial Statements.
2. Forward-Looking Statements
This MD&A contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and other applicable US safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of Alithya, and other information related to Alithya’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements in this MD&A include, among other things, information or statements about: (i) our ability to generate sufficient earnings to support our operations; (ii) our ability to take advantage of business opportunities and meet our goals set in our 3 to 5 year strategic plan; (iii) our ability to expand our capacities and broaden the scope of our service offering; (iv) our strategy, future operations, and prospects; (v) our need for additional financing and our estimates regarding our future financing and capital requirements; (vi) our expectations regarding our financial performance, including our revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; and (vii) our ability to realize the expected synergies or cost savings relating to the integration of our business acquisitions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |1

Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding Alithya’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in Alithya’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond Alithya’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements.
Such risks and uncertainties include but are not limited to those discussed in the section entitled “Risks and Uncertainties” of this MD&A and in Alithya’s other materials made public, including documents filed with Canadian and US securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to Alithya or that Alithya currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained in this MD&A are qualified by these cautionary statements and are made only as of the date of this MD&A. Alithya expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward-looking statements since actual results may vary materially from them.
3. Business Overview
Alithya is a leader in strategy and digital transformation, with more than 2,000 professionals in Canada, the US, and Europe. For over 25 years, Alithya’s experts have advised, guided and assisted clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex and unique business challenges of its clients, tailored to their unique business needs in the Financial Services, Energy, Manufacturing, Telecommunications, Transportation and Logistics, Professional Services, Healthcare, and Government sectors.
Business Offerings
Business offerings include a comprehensive range of digital technology services to address client needs, as presented below, and that can namely take the form of staff loan or Alithya's takeover of projects for its clients.
Business Strategy: Alithya accompanies clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, and more. Applying the most recent methodologies, we help our clients to optimize efficiency and navigate through the digital transformation age leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
Application Services: Alithya’s experts guide clients through all facets of application services, from legacy system migration towards future-ready digital solutions, to the development of completely new solutions using state-of-the-art methodologies. Our experts assist our client in the choice between cloud, on-premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions services include digital applications DevOps, legacy systems modernization, control and software engineering and cloud and infrastructure in an agile environment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |2

Enterprise Solutions: Working with key industry partners, including some of the world’s largest vendors of enterprise solutions, Alithya’s experts help clients to deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM) and Customer Relationship Management (CRM/CXM).
Data and Analytics: Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and softwares, Alithya’s data scientists help clients to navigate and optimize data through enhanced collection, analysis of raw data, large data volumes treatment automation using machine learning tools, and reporting. Alithya Data and Analytics services include business intelligence, Internet of Things (IoT), big data as well as artificial intelligence and machine learning.
Alithya provides services with proximity based experts in Canada, the US and Europe.
Competitive Environment
Today, for many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investment, but they increasingly serve as differentiators for customers and, frequently, as key drivers of growth.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with proprietary business processes, combined with product customization. That is where digital transformation comes into play, enticing companies to make a shift in their approach and to switch from traditional information technology techniques to more user-friendly and flexible digital technologies.
In this context, where businesses’ technology spending continues to increase, digital technology firms are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the optimal use of appropriate technologies.
Alithya believes it is well positioned to respond to these trends in future client investment. The Company’s business model is built on a philosophy of offering maximum flexibility and creativity through the solution it develops, while positioning itself as an agile consulting partner capable of delivering rapid results for its clients.
4. Business Strategic Plan
Alithya has adopted a 3 to 5 year strategic plan which sets as a goal to become a North-American digital transformation leader.
According to this plan, Alithya’s consolidated scale and scope should allow the Company to leverage its geographies, expertise, integrated offerings, and position on the value chain to target growing IT services segments. To better serve our customers and to be their trusted advisor, Alithya aims to become a digital transformation leader. To get there and to stay ahead, Alithya needs to grow intelligently, always improve, and execute its 3 to 5 year strategic plan.
Our three-fold plan is as follows:
▪Increasing scale through organic growth and strategic acquisitions
▪Sustaining organic growth through innovation, higher-value offerings and client-relationships based on trust
▪Completing strategic acquisitions by way of a North-America geographic expansion to complement current market presence, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |3

▪Achieving best-in-class employee engagement
▪Fostering a culture of collaboration and ownership
▪Cultivating employee well-being and personal growth
▪Investing in the development of our leaders and employees
▪Providing our investors, partners and stakeholders with long-term growing return on investment
▪Strengthening our existing relationships with clients, as a key trusted advisor, by generating long-term value
▪Investing in innovation and higher value service offerings
▪Acting responsibly, with a sustainable and respectful vision for our stakeholders
5. Financial Highlights

Results of Operations (in $ thousands)	Three months ended December 31,		Nine Months Ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Revenues	66,245	58,168	205,826	136,835
Net Loss	(1,815)	(5,426)	(5,692)	(9,745)
EBITDA (1)	1,693	(3,235)	3,993	(4,667)
EBITDA Margin (1)	2.6%	(5.6)%	1.9%	(3.4)%
Adjusted EBITDA (1)	3,521	1,325	9,778	3,982
Adjusted EBITDA Margin (1)	5.3%	2.3%	4.8%	2.9%

Other	December 31,	March 31,
(in $ thousands)	2019	2019
	$	$
Total Assets	266,592	236,869
Net Bank Borrowing (2)	10,189	8,659

Shares and Stock Options Outstanding	February 7,
2020
Class A subordinate voting shares ("Subordinate Voting Shares")	50,880,697
Class B multiple voting shares ("Multiple Voting Shares")	7,168,984
Options (3)	3,247,970

1 These are non-IFRS financial measures defined below and accompanied by a reconciliation to the most directly comparable IFRS financial measure. Refer to the section below entitled “Non-IFRS Financial Measures”.
2 This is a non-IFRS financial measure as defined below. Refer to the section below entitled “Non-IFRS Financial Measures” and to section 10.6 for the calculated amount.
3 Includes 963,160 stock options to purchase Multiple Voting Shares

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |4

•Revenues increased 13.9% to $66.2 million, compared to $58.2 million for the same quarter last year
•Gross margin percentage increased to 30.4%, from 28.3% for the same quarter last year
•Net loss improved to $1.8 million, from $5.4 million for the same quarter last year
•EBITDA improved to $1.7 million, from a loss of $3.2 million for the same quarter last year
•Adjusted EBITDA increased 165.7% to $3.5 million, from $1.3 million for the same quarter last year
•Solid financial position with net bank borrowing of $10.2 million at the end of the quarter
•Net cash generated from operating activities was $8.1 million, compared to $9.7 million of cash used for the same quarter last year
•Acquisition of Matricis Informatique Inc. ("Matricis"), a leader namely in Internet of Things (IoT) and artificial intelligence, on October 1, 2019
•Acquisition of Travercent LLC ("Travercent"), a leading US-based cloud-focused consulting group specialized in the healthcare sector, on December 13, 2019
•Acquisition of Groupe Askida Inc. and Services Conseils Askida Inc., a group specializing in software quality assurance and application development and modernization, subsequent to the end of the quarter, on February 1, 2020
6. Business Combinations and Divesture
Matricis Informatique Inc.
On October 1, 2019, the Company acquired 100% of the issued and outstanding shares of Matricis Informatique Inc. (the “Matricis Acquisition”), a consulting firm specializing in advanced applications and systems using techniques derived from the Internet of Things (IoT), Artificial Intelligence (AI), a combination of the aforementioned (AIoT), as well as operational intelligence in the healthcare, industrial, and financial sectors.
The Matricis Acquisition was completed for total consideration of $7,200,000, consisting of $3,600,000, in cash, payable in two equal instalments on October 1, 2019, subject to working capital adjustments and other adjustments as necessary, and October 1, 2022 and $3,600,000, in aggregate, in share consideration payable by way of 947,292 Subordinate Voting Shares, of which 473,646 were issued on October 1, 2019 and 473,646 will be issued in equal portions on October 1, 2020, 2021 and 2022. The Subordinate Voting Shares to be issued on October 1, 2020 and subsequently, having a value of $1,800,000, in aggregate, will be recognized as stock-based compensation over three years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Matricis Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Matricis Acquisition, the fair value will then be revised. The Matricis Acquisition is being accounted for using the acquisition method of accounting.
For the three and nine months ended December 31, 2019, the Company incurred acquisition related costs of approximately $153,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |5

The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Matricis Informatique Inc.	$
(in $ thousands)
Current assets
Cash	467
Accounts receivable and other receivables	584
Unbilled revenue	288
Prepaids	94
1,433
Non-current assets
Property and equipment	85
Tax credits receivable	1,059
Deferred tax assets	111
Intangibles	2,670
Goodwill	1,941
Total assets acquired	7,299

Current liabilities
Accounts payable and accrued liabilities	596
Deferred revenue	415
Current portion of long-term debt	544
1,555
Non-current liabilities
Deferred lease inducements	6
Deferred tax liabilities	849
Total liabilities assumed	2,410

Net assets acquired	4,889

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce, into the Company’s existing business.
The following table summarizes the acquisition date fair value of each class of consideration:

Acquisition of Matricis Informatique Inc.	$
(in $ thousands)
Cash paid	1,578
Issuance of 473,646 Subordinate Voting Shares	1,800
Balance of purchase payable	1,511
Total consideration	4,889

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |6

Alithya Travercent LLC
On December 13, 2019, the Company acquired 100% of the issued and outstanding membership interest of Travercent LLC (the “Travercent Acquisition”), a leading US-based cloud-focused ERP consulting group specialized in the healthcare sector, and immediately thereafter changed its name to Alithya Travercent LLC (“Travercent”). Travercent's competencies include implementing Oracle's cloud ERP, HCM, EPM and BI applications. Travercent has also developed an IP-differentiated offering leveraging the company's proprietary cloud products, CAPSURETM, an Oracle cloud extension that optimizes material management processes, of healthcare providers, for supply chain management and point of use.
The Travercent Acquisition was completed for total consideration of $19,500,000 US ($25,802,849), consisting of $13,650,000 US ($18,061,994), in cash, payable in two equal instalments on December 13, 2019, subject to working capital and other adjustments as necessary, and December 13, 2022 and $5,850,000 US ($7,740,855), in aggregate, in share consideration payable by way of Subordinate Voting Shares, of which 1,274,510 were issued on December 13, 2019 (the "Closing Share Consideration") with a value of $2,925,000 US ($3,870,427) and a number of Subordinate Voting Shares on each of December 13, 2020, 2021 and 2022 equal to $975,000 US ($1,290,142) divided by the volume weighted average trading price of Subordinate Voting Shares on the TSX prior to each such issuance as determined in the purchase agreement. If such subsequent price of the Subordinate Voting Shares is lower than the price used for the Closing Share Consideration, the Company has the option of paying each such amount in cash. The Subordinate Voting Shares to be issued on December 13, 2020 and subsequently, having a value of $2,925,000 US ($3,870,427), in aggregate, will be recognized as stock-based compensation over three years.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration is preliminary pending completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Travercent Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Travercent Acquisition, the fair value will then be revised. The Travercent Acquisition is being accounted using the acquisition method of accounting.
For the three and nine months ended December 31, 2019, the Company incurred acquisition related costs of approximately $293,000. These costs have been recorded in the consolidated statement of operations in business acquisitions and integration costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |7

The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya Travercent LLC	$
(in $ thousands)
Current assets
Cash	2,118
Accounts receivable and other receivables	1,391
Unbilled revenue	1,458
Prepaids	49
5,016
Non-current assets
Intangibles	15,720
Goodwill	3,374
Total assets acquired	24,110

Current liabilities
Accounts payable and accrued liabilities	1,511
Deferred revenue	2,301
3,812
Total liabilities assumed	3,812

Net assets acquired	20,298

The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce, into the Company’s existing business.
The following table summarizes the acquisition date fair value of each class of consideration transferred:

Acquisition of Alithya Travercent LLC	$
(in $ thousands)
Cash paid	8,958
Issuance of 1,274,510 Subordinate Voting Shares	3,870
Balance of purchase payable	7,470
Total consideration	20,298

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |8

Zero2Ten EMEA Limited
On October 2, 2019, Alithya Zero2Ten, Inc. an indirect wholly-owned subsidiary of the Company, sold 100% of the issued and outstanding shares of its wholly-owned subsidiary, Zero2Ten EMEA Limited (“Alithya UK”), for total cash consideration of GBP£800,000 (approximately $1,302,000), of which GBP£350,000 (approximately $570,000) was paid on October 2, 2019, and a balance of sale receivable of GBP£450,000 (approximately $732,000), is due on April 1, 2020 and is recorded in accounts receivable and other receivables.
The divestiture of Alithya UK resulted in a gain on disposal of subsidiary as follows:

Divestiture of Zero2Ten EMEA Limited	$
(in $ thousands)
Consideration received in cash	565
Balance of sale receivable	728
Total consideration	1,293
Net assets divested	612
Gain on disposal of subsidiary	681

7. Non-IFRS Measures
This MD&A includes certain measures which have not been prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The non-IFRS measures used by Alithya are described below:
•“EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, amortization of intangibles and depreciation of property and equipment and right-of-use assets. Management believes that EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed. For a reconciliation of net loss to EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.
•“EBITDA Margin” refers to the percentage of total revenue that EBITDA represents for a given period. See the section entitled “EBITDA and Adjusted EBITDA” below.
•Adjusted EBITDA” refers to net income before adjusting for income tax expense (recovery), financial expenses, foreign exchange, amortization of intangibles, depreciation of property and equipment and right-of-use assets, share-based compensation, business acquisition and integration costs, severance, internal ERP systems implementation and other redundant and non-recurring items. Management believes that Adjusted EBITDA is a useful measure as it provides an indication of the results generated by Alithya’s main business activities prior to taking into consideration how those activities are financed and taxed and also prior to taking into consideration the non-cash and other items listed above. For a reconciliation of net loss to Adjusted EBITDA, see the section entitled “EBITDA and Adjusted EBITDA” below.
•“Adjusted EBITDA Margin” refers to the percentage of total revenue that Adjusted EBITDA represents for a given period. See the section entitled “EBITDA and Adjusted EBITDA” below.
•“Net Bank Borrowing” refers to long-term debt, less balances of purchase payable, unamortized transaction costs, cash, short-term deposits, and restricted cash. See the section entitled “Line of Credit and Long-Term Debt” below. Refer to section 10.6 for the calculated amount.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |9

8. Results of Operations

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2019	2018	2019	2018
	$	$	$	$
Revenues	66,245	58,168	205,826	136,835
Cost of revenues	46,084	41,721	143,805	103,811
Gross margin	20,161	16,447	62,021	33,024

Operating expenses
Selling, general and administrative expenses	17,745	16,447	55,248	32,462
Business acquisitions and integration costs	1,374	3,178	3,464	5,226
Depreciation	878	238	2,474	656
Amortization of intangibles	2,716	2,445	7,798	5,429
Foreign exchange expense (gain)	30	57	(3)	3
	22,743	22,365	68,981	43,776
Operating loss	(2,582)	(5,918)	(6,960)	(10,752)
Financial expenses	608	542	1,679	1,619
Gain on sale of subsidiary	(681)	—	(681)	—
Loss before income taxes	(2,509)	(6,460)	(7,958)	(12,371)
Income tax expense (recovery)
Current	(78)	216	(58)	648
Deferred	(616)	(1,250)	(2,208)	(3,274)
	(694)	(1,034)	(2,266)	(2,626)
Net loss	(1,815)	(5,426)	(5,692)	(9,745)
Basic and diluted loss per share	(0.03)	(0.12)	(0.10)	(0.32)

*Certain figures have been reclassified to conform to the current three-month and nine-month presentation.
8.1Revenues
Revenues amounted to $66.2 million for the three months ended December 31, 2019, an $8.0 million increase, or 13.9%, from $58.2 million for the three months ended December 31, 2018. US revenues accounted for $9.5 million in additional revenues, driven primarily by additional revenues from our US acquisitions (Edgewater Technology, Inc., “Edgewater”, and Travercent) compared to the same quarter last year, partially offset by revenues lost from the divestiture of Alithya UK. US revenues were negatively impacted by decreased revenues from Oracle legacy products and services, which management believes will be bolstered in future quarters by the expertise and capabilities acquired in the Travercent Acquisition. Revenues in Canada and Europe increased on a sequential basis compared to the three months ended September 30, 2019, however, decreased year-over-year by $1.5 million, which was partially offset by additional revenues from the Matricis Acquisition.
The Company's strategy to offer an increasing proportion of higher value-added services continued to unfold. In Canada, higher value-added service revenues increased, while lower margin service revenues decreased, for the three months ended December 31, 2019, compared to the three months ended December 31, 2018.
During the three months ended December 31, 2019, the Company experienced a decline in organic growth as a result of reduced spending at some of its largest Canadian clients and a decrease from Oracle legacy products and services in the US. The Company has mitigated some of this decline through growth with new and existing clients supported by the growth of its higher value-added services and the commercial benefits of its larger scale.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |10

In each of our markets, the expanded service offering attracted a growing number of new clients.
Revenues amounted to $205.8 million for the nine months ended December 31, 2019, a $69.0 million increase, or 50.4% from $136.8 million for the nine months ended December 31, 2018. US revenues accounted for $69.8 million in additional revenues, driven primarily by additional months of revenues from our US acquisitions (Edgewater and Travercent) compared to the same period last year, partially offset by revenues lost from the divestiture of Alithya UK. Revenues in Canada and Europe decreased by $0.8 million, which was partially offset by additional revenues from the Matricis Acquisition.
In Canada and Europe, higher value-added service revenues increased, while lower margin service revenues decreased, for the nine months ended December 31, 2019, compared to the nine months ended December 31, 2018.
During the nine months ended December 31, 2019, the Company experienced a decline in organic growth as a result of reduced spending at some of its largest Canadian clients and a decrease from Oracle legacy products and services in the US. The Company has mitigated some of this decline through growth with new and existing clients supported by the growth of its higher value-added services and the commercial benefits of its larger scale.
8.2Gross Margin
Gross margin increased by $3.8 million, or 22.6%, to $20.2 million for the three months ended December 31, 2019, from $16.4 million for the three months ended December 31, 2018. Gross margin as a percentage of revenues increased to 30.4% for the three months ended December 31, 2019, from 28.3% for the three months ended December 31, 2018. The improvement was driven primarily by increased gross margin from acquisitions (Edgewater, Travercent, and Matricis) and growth in higher value-added service revenues. US gross margin remained strong, while gross margin in Canada and Europe showed improvement, both year-over-year and on a sequential basis.
The Company’s long-term strategy to move towards higher value services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.
Gross margin increased by $29.0 million, or 87.8%, to $62.0 million for the nine months ended December 31, 2019, from $33.0 million for the nine months ended December 31, 2018. Gross margin as a percentage of revenues increased to 30.1% for the nine months ended December 31, 2019, from 24.1% for the nine months ended December 31, 2018. The improvement was driven primarily by increased gross margin from acquisitions (Edgewater, Travercent, and Matricis) and growth in higher value-added service revenues. US gross margin remained strong, while gross margin in Canada and Europe increased on a year-to-date basis.
As mentioned above, the Company’s long-term strategy to move towards higher value services, as well as the increasing use of permanent employees compared to contractors, also contributed to the increase in gross margin.
8.3Segment Reporting
An operating segment is a component of a company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Alithya’s other segments.
Based on the information received and analyzed by decision-makers on a regular basis, Alithya has determined that it has a single reportable segment. Within this single reportable segment, results can be analyzed by geographic location (Canada, USA and Europe).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |11

The following table presents total external revenues by geographic location:

	For the three months ended December 31,				For the nine months ended December 31,
(in $ thousands)	2019		2018		2019		2018
	$	%	$	%	$	%	$	%
Canada	36,732	55.4	37,730	64.8	109,638	53.3	110,543	80.8
USA	26,420	39.9	16,853	29.0	86,657	42.1	16,853	12.3
Europe	3,093	4.7	3,585	6.2	9,531	4.6	9,439	6.9
	66,245	100.0	58,168	100.0	205,826	100.0	136,835	100.0

8.4Operating Expenses
8.4.1Selling, General and Administrative Expenses
Selling, general and administrative expenses include salary, wages and other benefits for selling and administrative employees, professional fees, occupancy costs, information technology and communications costs, share-based compensation, public listing and investor fees, and other administrative expenses.
Selling, general and administrative expenses totaled $17.7 million for the three months ended December 31, 2019, an increase of $1.2 million, or 7.8%, from $16.5 million for the three months ended December 31, 2018. The additional month of expenses from Edgewater compared to the same quarter last year, and the additional expenses from the Travercent and Matricis acquisitions, accounted for $1.2 million of the increased expenses, and were partially offset by the divestiture of Alithya UK and certain non-recurring items. Expenses in Canada and Europe were stable year-over-year, as increases of $0.3 million in employee compensation costs and $0.2 million in professional fees required in order to adequately manage the additional duties related to becoming a public company, and increased business development costs of $0.2 million, were partially offset by a $0.4 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases and decreased information technology and communications costs of $0.3 million. For more details regarding the adoption of IFRS 16 – Leases, refer to section 14.1 of this document. On a sequential basis, when compared to the second quarter of the current year, selling, general and administrative expenses decreased by 4.5% to $17.7 million, from $18.6 million. As previously discussed, management targets to continue decreasing administrative expenses, as consolidation synergies materialize.
During the three months ended December 31, 2019, management identified and realized additional consolidation synergies which represented $0.8 million of expenses during the quarter. On a full quarter basis, these synergies represent approximately $1.1 million in selling, general and administrative cost savings. The Company incurred $0.2 million of related severance costs, as shown in the EBITDA and Adjusted EBITDA reconciliation.
Selling, general and administrative expenses totaled $55.2 million for the nine months ended December 31, 2019, an increase of $22.7 million, or 70.1%, from $32.5 million for the nine months ended December 31, 2018. The additional expenses from acquisitions (Edgewater, Travercent, and Matricis) compared to the same period last year, accounted for $18.3 million of the increased expenses, and were partially offset by the divestiture of Alithya UK and certain non-recurring items. Expenses in Canada and Europe increased by $4.4 million, mainly due to a $4.0 million increase in employee compensation costs, used primarly to enhance operations and sales, and a $0.7 million increase in professional fees required in order to adequately manage the additional duties related to becoming a public company, increased insurance costs of $0.5 million, and increased business development costs of $0.3 million, partially offset by a $1.3 million decrease in occupancy costs mainly due to the adoption of IFRS 16 – Leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |12

8.4.2Share-Based Compensation
Share-based compensation is included in cost of revenues and selling, general and administrative expenses and is detailed in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2019	2018	2019	2018
	$	$	$	$
Stock option plan	161	114	558	236
Share purchase plan – employer contribution	150	134	460	421
Share-based compensation on shares vested during the period, issued on business acquisitions	481	269	684	807
Deferred share units	81	117	164	118
	873	634	1,866	1,582

Share-based compensation amounted to $0.9 million for the three months ended December 31, 2019, representing an increase of $0.3 million, or 39.0%, from $0.6 million for the three months ended December 31, 2018. The increase in share-based compensation was driven primarily by increased expenses related to the vesting of shares granted as share-based compensation to employees of previous business acquisitions.
Share-based compensation amounted to $1.9 million for the nine months ended December 31, 2019, representing an increase of $0.3 million, or 18.5%, from $1.6 million for the nine months ended December 31, 2018. Increased expenses related to stock options and deferred share units were offset by decreased expenses related to the vesting of shares granted as share-based compensation to employees of previous business acquisitions.
8.4.3Business Acquisitions and Integration Costs
Business acquisitions and integration costs amounted to $1.4 million for the three months ended December 31, 2019, representing a decrease of $1.8 million, from $3.2 million for the three months ended December 31, 2018, driven by a $1.5 million decrease in acquisition costs mainly related to the acquisition of Edgewater in November 2018 and a $0.3 million decrease in integration costs compared to the same quarter last year.
Business acquisitions and integration costs amounted to $3.5 million for the nine months ended December 31, 2019, representing a decrease of $1.7 million, from $5.2 million for the nine months ended December 31, 2018. Decreased acquisition costs of $3.4 million were partially offset by an increase of $1.6 million in integration costs related to the acquisition of Edgewater, consisting mainly of professional fees and retention and severance costs.
8.4.4Depreciation
Depreciation totaled $0.9 million for the three months ended December 31, 2019, compared to $0.2 million for the three months ended December 31, 2018. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.3 million for the three months ended December 31, 2019, representing an increase of $0.1 million, from $0.2 million for the three months ended December 31, 2018. Due to the adoption of IFRS 16 – Leases, depreciation related to right-of-use assets amounted to $0.6 million for the three months ended December 31, 2019. As IFRS 16 – Leases was applied using a modified retrospective approach, no amount was recognized for the three months ended December 31, 2018.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |13

Depreciation totaled $2.4 million for the nine months ended December 31, 2019, compared to $0.7 million for the nine months ended December 31, 2018. These costs consisted primarily of depreciation on Alithya’s property and equipment and right-of-use assets.
Depreciation related to property and equipment amounted to $0.8 million for the nine months ended December 31, 2019, representing an increase of $0.1 million, from $0.7 million for the nine months ended December 31, 2018. Due to the adoption of IFRS 16 – Leases, depreciation related to right-of-use assets amounted to $1.6 million for the nine months ended December 31, 2019. As IFRS 16 – Leases was applied using a modified retrospective approach, no amount was recognized for the nine months ended December 31, 2018. For more details regarding the adoption of IFRS 16, refer to section 14.1 of this document.
8.4.5Amortization of Intangibles
Amortization of intangibles increased by $0.3 million, or 11.0%, to $2.7 million for the three months ended December 31, 2019, from $2.4 million for the three months ended December 31, 2018. These costs consisted primarily of amortization of customer relationships recognized on acquisitions. Amortization of intangibles increased by $2.4 million, or 43.6%, to $7.8 million for the nine months ended December 31, 2019 from $5.4 million for the nine months ended December 31, 2018.
Alithya amortizes customer relationships over a period of three to ten years and recorded $2.4 million and $2.3 million of customer relationship amortization expense for the three months ended December 31, 2019 and 2018, respectively. Alithya recorded $7.3 million of customer relationship amortization expense for the nine months ended December 31, 2019, an increase of $2.2 million, or 42.8%, from $5.1 million for the nine months ended December 31, 2018. The increase was related to the amortization expense on the customer relationships recognized from the acquisition of Edgewater.

8.4.6Foreign Exchange Gain
Foreign exchange gain was immaterial for the three and nine months ended December 31, 2019 and 2018.

8.5Other Income and Expenses
8.5.1Financial Expenses
Financial expenses are summarized in the table below:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2019	2018	2019	2018
	$	$	$	$
Interest on long-term debt	258	80	880	562
Interest and financing charges	95	301	245	750
Interest on lease liabilities	135	—	278	—
Amortization of finance costs	55	103	183	133
Interest accretion on balances of purchase payable	71	58	127	174
Interest income	(6)	—	(34)	—
	608	542	1,679	1,619

Financial expenses amounted to $0.6 million and $0.5 million for the three months ended December 31, 2019 and 2018, respectively. They were mainly driven by interest on long-term debt and interest on lease liabilities due to the adoption of
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |14

IFRS 16 during the three months ended December 31, 2019, and by interest and financing charges and amortization of financing costs during the three months ended December 31, 2018.
Financial expenses amounted to $1.7 million and $1.6 million for the nine months ended December 31, 2019 and 2018, respectively. They were mainly driven by interest on long-term debt and interest and financing charges, and, specifically for the nine months ended December 31, 2019, by interest on lease liabilities due to the adoption of IFRS 16.
8.5.2Income Taxes
Income tax recovery was $0.7 million for the three months ended December 31, 2019, representing a decrease of $0.3 million, or 32.9%, from a recovery of $1.0 million for the three months ended December 31, 2018. The decrease is due primarily to a decrease in tax losses in Alithya’s loss position entities.
Income tax recovery was $2.3 million for the nine months ended December 31, 2019, representing a decrease of $0.3 million, or 13.7%, from a recovery of $2.6 million for the nine months ended December 31, 2018. The decrease is due primarily to a decrease in tax losses in Alithya’s loss position entities.
8.6Net Loss and Loss per Share
Alithya’s net loss for the three months ended December 31, 2019 was $1.8 million, a decrease of $3.6 million, from $5.4 million for the three months ended December 31, 2018. This improvement was driven by increased EBITDA, partially offset by increased amortization of intangibles and depreciation, and decreased income tax recovery in the three months ended December 31, 2019, compared to the three months ended December 31, 2018. On a per share basis, this translated into a basic and diluted net loss per share of $0.03 for the three months ended December 31, 2019, compared to a net loss of $0.12 for the three months ended December 31, 2018.
Alithya’s net loss for the nine months ended December 31, 2019 was $5.7 million, a decrease of $4.0 million, from $9.7 million for the nine months ended December 31, 2018. This improvement was driven by increased EBITDA, partially offset by increased amortization of intangibles and depreciation in the nine months ended December 31, 2019, compared to the nine months ended December 31, 2018. On a per share basis, this translated into a basic and diluted net loss per share of $0.10 for the nine months ended December 31, 2019, compared to a net loss of $0.32 for the nine months ended December 31, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018     |15

9. EBITDA and Adjusted EBITDA
The following table reconciles net loss to EBITDA and Adjusted EBITDA:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2019	2018	2019	2018
	$	$	$	$
Revenues	66,245	58,168	205,826	136,835
Net loss	(1,815)	(5,426)	(5,692)	(9,745)
Financial expenses	608	542	1,679	1,619
Income tax recovery	(694)	(1,034)	(2,266)	(2,626)
Depreciation	878	238	2,474	656
Amortization of intangibles	2,716	2,445	7,798	5,429
EBITDA(1)	1,693	(3,235)	3,993	(4,667)
EBITDA Margin(1)	2.6%	(5.6)%	1.9%	(3.4)%
Adjusted for:
Gain on sale of subsidiary	(681)	—	(681)	—
Foreign exchange expense (gain)	30	57	(3)	3
Share-based compensation	873	634	1,866	1,582
Business acquisitions and integration costs	1,374	3,178	3,464	5,226
Premise relocation expenses	28	—	204	—
Severance	170	351	170	599
Internal ERP systems implementation	34	340	765	1,239
Adjusted EBITDA(1)	3,521	1,325	9,778	3,982
Adjusted EBITDA Margin(1)	5.3%	2.3%	4.8%	2.9%

1 Non-IFRS measure. See “Non-IFRS Measures” above.
Certain figures have been reclassified to conform to the current three-month and nine-month presentation.
EBITDA amounted to $1.7 million for the three months ended December 31, 2019, representing an increase of $4.9 million, or 152.3%, from a loss of $3.2 million for the three months ended December 31, 2018. EBITDA Margin was equal to 2.6% for the three months ended December 31, 2019, compared to a negative EBITDA margin of 5.6% for the three months ended December 31, 2018.
Adjusted EBITDA amounted to $3.5 million for the three months ended December 31, 2019, representing an increase of $2.2 million, or 165.7%, from $1.3 million for the three months ended December 31, 2018. The positive contribution from the acquisitions of Edgewater, Travercent, and Matricis, increased margins from higher value business and a positive impact of $0.6 million from the adoption of IFRS 16 – Leases, were partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 5.3% for the three months ended December 31, 2019, compared to 2.3% for the three months ended December 31, 2018.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |16

EBITDA amounted to $4.0 million for the nine months ended December 31, 2019, representing an increase of $8.7 million, or 185.6%, from a loss of $4.7 million for the nine months ended December 31, 2018. EBITDA Margin was equal to 1.9% for the nine months ended December 31, 2019, compared to a negative EBITDA margin of 3.4% for the nine months ended December 31, 2018.
Adjusted EBITDA amounted to $9.8 million for the nine months ended December 31, 2019, representing an increase of $5.8 million, or 145.7%, from $4.0 million for the nine months ended December 31, 2018. The positive contribution from the acquisitions of Edgewater, Travercent, and Matricis, increased margins from higher value business and a positive impact of $1.6 million from the adoption of IFRS 16 – Leases, were partially offset by a combination of recurring and non-recurring expenses related to being a public company and expanding the business. Adjusted EBITDA Margin was equal to 4.8% for the nine months ended December 31, 2019, compared to 2.9% for the nine months ended December 31, 2018.
10.Liquidity and Capital Resources
10.1Consolidated Statements of Cash Flows
Alithya’s ongoing operations and growth are financed through a combination of operating cash flows, borrowings under its existing credit facility, and the issuance of equity. Alithya seeks to maintain an optimal level of liquidity through the active management of its assets and liabilities, as well as its cash flows. The following table summarizes Alithya’s cash flow activities for the three and nine months ended December 31, 2019 and 2018:

	For the three months ended December 31,		For the nine months ended December 31,
(in $ thousands)	2019	2018	2019	2018
	$	$	$	$
Net cash from (used in) operating activities	8,081	(9,720)	11,664	(12,658)
Net cash from (used in) investing activities	(9,192)	24,051	(10,109)	23,582
Net cash from (used in) financing activities	6,629	(3,619)	6,155	(11,673)
Effect of exchange rate changes	(314)	1,986	(720)	1,731
Net change in cash	5,204	12,698	6,990	982
Cash at the beginning of the period	14,587	2,749	12,801	14,465
Cash at the end of the period	19,791	15,447	19,791	15,447

10.2Cash Flows from (Used in) Operating Activities
For the three months ended December 31, 2019, net cash from operating activities was $8.1 million, representing an increase of $17.8 million, from $9.7 million of cash used for the three months ended December 31, 2018. The cash flows for the three months ended December 31, 2019 resulted primarily from the net loss of $1.8 million, plus $3.3 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, partially offset by the gain on the divestiture of Alithya UK and deferred taxes, and $6.6 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the three months ended December 31, 2018 resulted primarily from the net loss of $5.4 million, plus $2.2 million of non-cash adjustments to the net loss, consisting primarily of depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $6.5 million in unfavorable changes in non-cash working capital items.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |17

Favorable changes in non-cash working capital items of $6.6 million during the three months ended December 31, 2019 consisted primarily of a $4.6 million decrease in accounts receivable and other receivables, a $1.1 million increase in deferred revenue, and a $1.0 million increase in accounts payable and accrued liabilities, partially offset by a $1.3 million increase in tax credits receivable. For the three months ended December 31, 2018, unfavorable changes in non-cash working capital items of $6.5 million consisted primarily of a $6.3 million decrease in accounts payable and accrued liabilities and a $1.7 million increase in unbilled revenue, partially offset by a $2.0 million decrease in accounts receivable and other receivables.
For the nine months ended December 31, 2019, net cash from operating activities was $11.7 million, representing an increase of $24.4 million, from $12.7 million of cash used for the nine months ended December 31, 2018. The cash flows for the nine months ended December 31, 2019 resulted primarily from the net loss of $5.7 million, plus $9.2 million of non-cash adjustments to the net loss consisting primarily of depreciation and amortization and share-based compensation, partially offset by the gain on the divestiture of Alithya UK and deferred taxes, and $8.2 million in favorable changes in non-cash working capital items. In comparison, the cash flows for the nine months ended December 31, 2018 resulted primarily from the net loss of $9.7 million, plus $4.6 million of non-cash adjustments to the net loss including depreciation and amortization and share-based compensation, partially offset by deferred taxes, and $7.6 million in unfavorable changes in non-cash working capital items.
Favorable changes in non-cash working capital items of $8.2 million during the nine months ended December 31, 2019 consisted primarily of a $11.5 million decrease in accounts receivable and other receivables and a $1.6 million increase in deferred revenue, partially offset by a $4.7 million decrease in accounts payable and accrued liabilities and a $0.6 million increase in income taxes receivable. For the nine months ended December 31, 2018, unfavorable changes in non-cash working capital items of $7.6 million consisted primarily of a $11.0 million decrease in accounts payable and accrued liabilities and a $0.9 million increase in prepaids, partially offset by a $1.5 million decrease in accounts receivable and other receivables, a $1.4 million decrease in unbilled revenue, and a $0.9 million decrease in income taxes receivable.
10.3Cash Flows from (Used in) Investing Activities
For the three months ended December 31, 2019, net cash used in investing activities was $9.2 million, representing an increase of $33.3 million, from $24.1 million of cash generated for the three months ended December 31, 2018. The cash used in the three months ended December 31, 2019 resulted primarily from the acquisitions of Travercent and Matricis and purchases of property and equipment mainly related to the relocation of certain office premises. In comparison, the cash generated in the three months ended December 31, 2018 resulted primarily from the cash acquired in the Edgewater acquisition, partially offset by purchases of property and equipment and intangibles as part of the ordinary course of business.
For the nine months ended December 31, 2019, net cash used in investing activities was $10.1 million, representing an increase of $33.7 million, from $23.6 million of cash generated for the nine months ended December 31, 2018. The cash flows for the nine months ended December 31, 2019 resulted primarily from the acquisitions of Travercent and Matricis and purchases of property and equipment mainly related to the relocation of certain office premises. In comparison, the cash generated in the nine months ended December 31, 2018 resulted primarily from the cash acquired in the Edgewater acquisition, partially offset by purchases of property and equipment and intangibles as part of the ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |18

10.4  Cash Flows from (Used in) Financing Activities
For the three months ended December 31, 2019, net cash from financing activities was $6.6 million, representing an increase of $10.2 million, from $3.6 million of cash used for the three months ended December 31, 2018. The cash flows for the three months ended December 31, 2019 resulted primarily from $19.8 million in proceeds from long-term debt, net of related transaction costs, partially offset by $12.8 million in long-term debt repayments and $0.4 million in repayments of lease liabilities. In comparison, the cash used for the three months ended December 31, 2018 resulted primarily from $50.0 million in proceeds from the issuance of shares as part of a private placement and $24.0 million in dividends paid in connection with the Edgewater acquisition, $14.9 million in long-term debt repayments and $14.4 million in net repayments under a line of credit.
For the nine months ended December 31, 2019, net cash used in financing activities was $6.2 million, representing an increase of $17.9 million, from $11.7 million of cash used for the nine months ended December 31, 2018. The cash flows for the nine months ended December 31, 2019 resulted primarily from $40.7 million in proceeds from long-term debt, net of related transaction costs, partially offset by $33.3 million in long-term debt repayments and $1.4 million in repayments of lease liabilities. In comparison, the cash flows for the nine months ended December 31, 2018 resulted primarily from $50.0 million in proceeds from the issuance of shares as part of a private placement and $24.0 million in dividends paid in connection with the Edgewater acquisition, $22.2 million in net repayments under a line of credit and $17.8 million in long-term debt repayments, partially offset by $2.7 million in proceeds from long-term debt, net of related transaction costs.
10.5Capital Resources
Alithya’s capital consists of cash, short-term deposits, restricted cash, long-term debt and total equity. Alithya’s main objectives when managing capital are to provide a strong capital base in order to maintain shareholders’, creditors’ and other stakeholders’ confidence and to sustain future growth and development of the business, to maintain a flexible capital structure that optimizes the cost of capital at an acceptable risk level and preserves the ability to meet Alithya’s financial obligations, to ensure sufficient liquidity to pursue Alithya’s organic growth strategy and undertake selective acquisitions, and to provide returns on investment to shareholders.
In managing its capital structure, Alithya monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash on deposit and, where applicable, borrowings.
10.6 Line of Credit and Long-Term Debt
Alithya has a $60.0 million senior secured revolving credit facility (the “Credit Facility”), which can be drawn in Canadian and US dollars, and is available in prime rate advances, LIBOR advances, bankers’ acceptances and letters of credit up to $2.5 million. The advances bear interest at the Canadian or US prime rate, plus an applicable margin ranging from 0.00% to 0.75%, or bankers’ acceptances or LIBOR rates, plus an applicable margin ranging from 1.00% to 2.00%, as applicable for Canadian and US advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
The Credit Facility is secured by a first ranking hypothec on the universality of Alithya’s assets, excluding leased equipment and Investissement Quebec’s first ranking lien on tax credits receivable for the financing tied to refundable tax credits, to a maximum of $7,500,000. The Credit Facility matures in 2022 and is renewable for additional one-year periods at the lender’s discretion.
Under the terms of the Credit Facility, Alithya is required to maintain certain financial covenants. As at December 31, 2019 and March 31, 2019, Alithya was in compliance with its financial covenants. There have been no changes in the terms of the Credit Facility since March 31, 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |19

As at December 31, 2019, cash amounted to $19.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, short-term deposits totaled $1.3 million, and $33.5 million was drawn under the Credit Facility and classified as long-term debt. In comparison, as at March 31, 2019, cash amounted to $12.8 million, restricted cash held in trust as required by contractual obligations arising from business acquisitions was $2.2 million, short-term deposits totaled $1.3 million, and $24.9 million was drawn under the Credit Facility and classified as long-term debt.
The following table reconciles long-term debt to Net Bank Borrowing:

As at	December 31,	March 31,
	2019	2019
(in $ thousands)	$	$
Current portion of long-term debt	1,000	1,000
Long-term debt	43,951	27,305
Total long-term debt	44,951	28,305
Less:
Balances of purchase payable	11,831	3,765
Unamortized transaction costs	(390)	(409)
Cash	19,791	12,801
Short-term deposits	1,330	1,324
Restricted cash	2,200	2,165
	34,762	19,646
Net Debt Borrowing(1)	10,189	8,659

(1) Non-IFRS measure. See “Non-IFRS Measures” above.
10.7 Contractual Obligations
Alithya is committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and technology licenses and infrastructure. There have been no material changes with respect to contractual obligations since March 31, 2019 outside of Alithya’s ordinary course of business.
10.8Off-Balance Sheet Arrangements
There have been no material changes with respect to off-balance sheet arrangements since March 31, 2019 outside of Alithya’s ordinary course of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |20

11.Share Capital and Dividends
In the context of the discussion on Share Capital and Dividends, Alithya Group inc. will be referred to as “Alithya” or the “Company”, and the Company and its subsidiaries will be referred to as the “Group”.
11.1Authorized
As at December 31, 2019, the Company had an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets on liquidation, dissolution or wind-up, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and
•Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.
11.2Issued

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
(in $ thousands)
As at March 31, 2019	48,496,492	183,346	7,168,984	3,515
Share-based compensation on shares vested during the period, issued on business acquisitions	—	305	—	—
Acquisition of Matricis Informatique Inc.	473,646	1,800	—	—
Acquisition of Alithya Travercent LLC	1,274,510	3,870	—	—
Exercise of stock options	30,151	116	—	—
Settlement of Deferred Share Units ("DSU")	5,514	23	—	—
As at December 31, 2019	50,280,313	189,460	7,168,984	3,515

During the nine months ended December 31, 2019, the following transactions occurred:
•As part of the business acquisition of Alithya Digital Technology Corporation, Class A shares of Old Alithya which were exchanged for Subordinate Voting Shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended December 31, 2019 was $244,000.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |21

•As part of the business acquisition of Pro2p Services Conseils Inc., Class A shares of Old Alithya which were exchanged for Subordinate Voting Shares previously issued to employees as share-based compensation on the acquisition date vested during the period. The value of the vested shares for the period ended December 31, 2019 was $61,000.
•30,151 stock options were exercised and 30,151 Subordinate Voting Shares were issued with an approximate value of $116,000, for cash consideration of $95,000, with $21,000 reclassified from contributed surplus.
•5,514 DSU were settled and 5,514 Subordinate Voting Shares were issued with an approximate value of $23,000, reclassified from contributed surplus.
11.3Share Purchase Plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized in share-based compensation.
11.4Long-Term Incentive Plan (the “Plan”)
The Company operates a plan which provides for awards of stock options, restricted shares, restricted share units, performance share units, DSU, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
11.5 Stock Options
Under the Company’s Plan, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted, where the exercise price must in all cases be not less than the highest closing price of such shares on the TSX or NASDAQ on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options are to be exercised not later than the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The Plan provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the Plan shall not exceed 10% of the aggregate number of issued and outstanding Subordinate Voting Shares and Class B multiple voting share (the ''Multiple Voting Shares'').
The following table presents information concerning the number of stock options granted by the Company:

	Number of stock options	Weighted average exercise price
		$
Beginning balance as at March 31, 2019	2,623,542	3.80
Granted	970,500	3.59
Forfeited	(101,295)	4.71
Expired	(178,770)	3.14
Exercised	(30,151)	3.10
Ending balance as at December 31, 2019	3,283,826	3.75
Exercisable at period end	1,612,326	3.47

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |22

Included in the 1,612,326 of stock options exercisable as at December 31, 2019, 863,160 stock options are available to purchase Multiple Voting Shares.
On June 21, 2019, Alithya issued 435,000 and 190,500 stock options, to purchase a total of 625,500 Subordinate Voting Shares, subject to terms set out in the grant letters at an exercise price of $3.64 and $2.76 US, respectively.
On August 16, 2019, Alithya issued 85,000 and 95,000 stock options, to purchase a total of 180,000 Subordinate Voting Shares, subject to terms set out in the grant letters at a weighted average exercise price of $3.65 and $2.78 US, respectively.
On December 18, 2019, Alithya issued 165,000 stock options, to purchase a total of 165,000 Subordinate Voting Shares subject to terms set out in the grant letters at an exercise price of $2.64 US.
The weighted average exercise share price per share of the stock options exercised was $3.10.
11.6DSU
Under the Plan, the Board, subject to the provisions of the Plan and such other terms and conditions, may grant DSU to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSU shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than the date that is six months after the termination date for eligible US participants.
On September 30, 2019 and December 31, 2019, 20,937 and 22,299 fully vested DSU, respectively, in aggregate, were granted to non-employee directors of the Company subject to terms set out in the award agreement at a fair value of $3.97 and $3.66, respectively, per DSU, for an aggregate fair value of $83,120 and $81,614, respectively. The amounts have been recorded in share-based compensation expense.
11.7Share-Based Compensation
The number of Alithya stock options granted to employees during the nine months ended December 31, 2019 and 2018, the related compensation expense recorded, and the assumptions used to determine share-based compensation expense, using the Black-Scholes stock option pricing model, were as follows:

Period ended	December 31,	December 31,
(in $ thousands, except for per share data)	2019	2018
Compensation expense related to the options granted	238	59
Number of stock options granted	970,500	660,000
Weighted average fair value of options granted	$1.11	$1.54
Aggregate fair value of options granted	1,077	1,018
Weighted average assumptions
Share price	$3.58	$4.50
Exercise price	$3.58	$4.50
Risk-free interest rate	2.42%	2.42%
Expected volatility*	30%	30%
Dividend yield	—	—
Expected option life (years)	5.4	6.1
Vesting conditions – time (years)	2.7	3.3

* Determined on the basis of observed volatility in publicly traded companies operating in similar industries.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |23

12. Subsequent Event
On February 1, 2020, the Company acquired 100% of the issued and outstanding shares of Groupe Askida Inc. and Services Conseils Askida Inc., a group with expertise in software quality assurance, as well as in development and modernization of custom applications, in consideration for cash and Subordinate Voting Shares. The acquisition was completed for total consideration of $16,000,000, subject to working capital adjustments and other adjustments as necessary, consisting of $11,655,000 in cash, payable in two instalments, namely $8,396,250 on February 1, 2020 and $3,258,750 on February 1, 2022, and $4,345,000 in share consideration payable by way of the issuance of 1,200,765 Subordinate Voting Shares, of which 600,384 were issued on February 1, 2020 and the balance will be issued in two issuances on February 1, 2021 and 2022.
13. Eight Quarter Summary

	For the three months ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
(in $ thousands, except for per share data)	2018	2018	2018	2018	2019	2019	2019	2019
Revenues	40,461	41,574	37,093	58,168	72,643	72,218	67,363	66,245
Cost of revenues	31,526	32,718	29,372	41,721	51,391	51,041	46,680	46,084
Gross margin	8,935	8,856	7,721	16,447	21,252	21,177	20,683	20,161
	22.1%	21.3%	20.8%	28.3%	29.3%	29.3%	30.7%	30.4%
Operating expenses
Selling, general and administrative expenses	8,908	8,066	7,949	16,447	20,153	18,927	18,576	17,745
Business acquisitions and integration costs	1,300	1,015	1,033	3,178	592	674	1,416	1,374
Depreciation of property and equipment	219	221	197	238	324	786	810	878
Amortization of intangibles	1,470	1,495	1,489	2,445	2,663	2,551	2,531	2,716
Foreign exchange gain	6	32	(86)	57	(147)	54	(87)	30
Total operating expenses	11,903	10,829	10,582	22,365	23,585	22,992	23,246	22,743
Operating loss	(2,968)	(1,973)	(2,861)	(5,918)	(2,333)	(1,815)	(2,563)	(2,582)
Financial expenses	578	532	545	542	622	621	450	608
Gain on sale of subsidiary	—	—	—	—	—	—	—	(681)
Loss before income taxes	(3,546)	(2,505)	(3,406)	(6,460)	(2,955)	(2,436)	(3,013)	(2,509)
Income tax recovery	(147)	(309)	(1,283)	(1,034)	(225)	(889)	(683)	(694)
Net loss	(3,399)	(2,196)	(2,123)	(5,426)	(2,730)	(1,547)	(2,330)	(1,815)
Basic and diluted loss per share	(0.14)	(0.09)	(0.09)	(0.12)	(0.05)	(0.03)	(0.04)	(0.03)

*Certain figures have been reclassified to conform to the current three-month and nine-month presentation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |24

14. Critical Accounting Estimates
The preparation of Alithya’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
The Q3 Financial Statements have been prepared in accordance with the accounting policies adopted in the most recent annual consolidated financial statements for the year ended March 31, 2019, except for the adoption of IFRS 16 - Leases in the current period as detailed below. The accounting policies have been applied consistently by all Alithya entities.
14.1IFRS 16 – Leases
14.1.1Adoption
IFRS 16 - Leases replaces IAS 17 - Leases along with three interpretations (IFRIC 4 - Determining whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease). The new standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16, if any, being recognized in equity as an adjustment to the opening balance of deficit for the current period. Prior periods have not been restated.
In applying IFRS 16 – Leases for the first time, the Group has used the following practical expedients permitted by the standard:
•applying the definition of a lease from IAS 17 and IFRIC 4, for contracts in place at the date of the initial application, and has not applied IFRS 16 to arrangements that were previously not identified as leases under IAS 17 and IFRIC 4;
•excluding initial direct costs from the measurement of the right-of-use assets at the date of initial application;
•measuring the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition;
•relying on the assessment of whether leases are onerous immediately before the date of initial application as an alternative to performing an impairment review;
•excluding from the recognition of right-of-use assets all leases previously accounted for as operating leases with a remaining lease term of less than 12 months and all leases of low-value assets but to account for the lease expense on a straight-line basis over the remaining lease term;
•using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease; and
•applying a single discount rate to a portfolio of leases with reasonably similar characteristics.
On transition to IFRS 16, the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 4.16%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |25

The following is a reconciliation of the financial statement line items from IAS 17 to IFRS 16 as at April 1, 2019.

(in $ thousands)	Carrying amount as at March 31, 2019	Reclassification	Remeasurement	IFRS 16 carrying amount as at April 1, 2019

	$	$	$	$
Right-of-use assets	—	(159)	6,668	6,509
Deferred lease inducements	(159)	159	—	—
Lease liabilities	—	—	(6,668)	(6,668)

The following is a reconciliation of total operating lease commitments at March 31, 2019 to the lease liabilities recognized as at April 1, 2019.

(in $ thousands)	$
Total operating lease commitments disclosed as at March 31, 2019	14,228
Recognition exemptions:
Variable payments	(6,426)
Leases with remaining lease term of less than 12 months	(119)
Operating lease liabilities before discounting	7,683
Discounted using incremental borrowing rate	(1,015)
Total lease liabilities recognized under IFRS 16 as at April 1, 2019	6,668

14.1.2 Policy applicable from April 1, 2019
The Group as a lessee
For any new contracts entered into on or after April 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition the Group assesses whether the contract meets three key evaluations which are whether:
•the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
•the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.
Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |26

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised. The Group has elected not to recognize separately non-lease components of leases for office space (buildings). Accordingly, lease payments and the lease liability include payments relating to lease and non-lease components.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the interim consolidated statements of operations on a straight-line basis over the lease term.
The Group as a lessor
The accounting policy under IFRS 16 for lessors has not changed.
As a lessor, the Group classifies its leases as either operating or finance leases.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.
14.1.3Policy applicable before April 1, 2019
The Group as a lessee
Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases.
Lease payments under operating leases were charged to the interim consolidated statements of operations on a straight-line basis over the lease term. Operating lease incentives, typically for premises, were recognized as a reduction in the rental expense over the lease term and recorded on the statements of financial position as deferred lease inducements.
Rental income, including contingent rent, from operating leases is recognized over the term of the contract and is reflected in revenue. Contingent rent may arise when payments due under contracts are not fixed in amount but vary based on future amount of usage.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |27

14.1.4Leases
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	December 31, 2019
(in $ thousands)	$
Beginning balance as at March 31, 2019	6,509
Addition	9,413
Termination	(381)
Depreciation	(1,622)
Lease inducement allowance	(5)
Exchange rate effect	(82)
Ending balance	13,832

Lease liabilities

As at	December 31, 2019
(in $ thousands)	$
Beginning balance as at March 31, 2019	6,668
Addition	9,626
Termination	(381)
Lease payments	(1,629)
Lease interest	278
Exchange rate effect	(83)
Ending balance	14,479
Current portion	402
14,077

Contractual lease payments under the lease liabilities as at December 31, 2019 are as follows:

As at	December 31, 2019
(in $ thousands)	$
Less than one year	972
One to five years	8,173
More than five years	8,322
Total undiscounted lease payments at period end	17,467

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |28

Amounts recognized in net loss

	For the three months ended December 31, 2019	For the nine months ended December 31, 2019
(in $ thousands)	$	$
Interest on lease liabilities	136	278
Expenses relating to short-term leases	65	105
Variable lease payments	603	1,429
	804	1,812

Total cash outflow for leases for the three and nine months ended December 31, 2019 was $1,176,000 and $3,163,000, respectively.
15. Risks and Uncertainties
15.1Risks Related to the Market
15.1.1Economic risks and political uncertainty
Alithya’s results of operations are affected by the level of business activity of its customers, which in turn is affected by the level of economic activity in the industries and markets that they serve as well as political uncertainty. Economic conditions and political uncertainty could cause some customers to reduce or defer their expenditures for digital technology consulting services and a significant prolonged decline in the level of business activity of Alithya’s customers could have a material adverse effect on its revenue and profit margin. Alithya has implemented and will continue to implement cost-savings initiatives to manage its expenses as a percentage of revenue.
15.2Risks Related to our Industry
15.2.1Competition in the digital technology consulting services market
Competition in the digital technology consulting services market is intense and Alithya may lose projects to, or face pricing pressure from, its competitors or prospective customers’ internal IT departments. The market for digital technology consulting services providers is highly competitive. In many cases, Alithya competes for specialty digital technology consulting services work with in-house technical staff, and other international digital technology consulting firms. In addition, there are many small, boutique digital technology consulting firms that have developed services similar to those offered by Alithya. Alithya believes that competition will continue to be strong and may increase in the future, especially if Alithya’s competitors continue to reduce their price for digital technology consulting services. Any pricing pressure could have a material adverse impact on Alithya’s revenues and margins and limit its ability to provide competitive services.
Alithya’s target market is rapidly evolving and is subject to continuous technological change. While Alithya strives to remain competitive, Alithya’s competitors may be better positioned to address technological changes or may react more favorably to these changes, which could have a material adverse effect on Alithya’s business. Alithya competes on the basis of a number of factors, many of which may be beyond its control. Existing or future competitors may develop or offer digital technology consulting services that provide significant technological, creative, performance, price or other advantages over the services Alithya offers.
Some of Alithya’s competitors have longer operating histories and benefit from significantly greater financial, technical, marketing and managerial resources than Alithya. There are relatively low barriers to entry in Alithya’s business. Alithya currently has no patented or other proprietary technology that would preclude or inhibit competitors from entering its digital technology consulting services market. Therefore, Alithya must rely on the skill of its personnel and the quality of its customer
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |29

service. In addition, as the costs to start a digital technology consulting services firm are relatively low, Alithya expects that it will continue to face additional competition from new entrants into the market in the future, offshore providers and larger integrators and it is subject to the risk that its employees may leave and start competing businesses. Any one or more of these factors could have a material adverse impact on Alithya’s business, financial condition and results of operations.
15.2.2Reliance on highly-trained and experienced personnel
Alithya’s success depends in large part on its ability to attract new qualified employees and retain existing highly-trained and experienced technical consultants, project management consultants, business analysts and sales and marketing professionals of various experience levels. The markets that Alithya serves are highly competitive and competition for skilled employees in the digital technology consulting industry is intense. If Alithya fails to attract new employees or retain its existing employees, Alithya may be unable to complete existing projects or bid for new projects of similar size, which could adversely affect its revenues. Even if Alithya is able to grow and expand its employee base, the additional resources required to attract new employees and retain existing employees may adversely affect its operating margins.
15.2.3Failure to enhance existing services and solutions and to develop new services and solutions
The markets for technology, digital and outsourcing services are characterized by rapid technological change, evolving industry standards, changing customer preferences and new product and service introductions. Alithya is currently in the midst of a shift towards increasing customer demand for digital technologies and services. Alithya’s future success depends on its ability to develop digital and other services and solutions that keep pace with changes in the markets in which it operates. Alithya may not be successful in developing digital and other new services and solutions addressing evolving technologies in a timely or cost-effective manner and there is no assurance that any services and solutions it does develop will be successful in the marketplace. Alithya’s failure to address the demands of the rapidly evolving technological environment could have a material adverse effect on its ability to retain and attract customers and on its competitive position, which could in turn have a material adverse effect on its business, results of operations and financial condition.
15.2.4Government sponsored programs
Alithya benefits from government sponsored programs designed to support research and development, labor and economic growth. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to Alithya in the future, or will not be reduced, amended or eliminated. Any future government program reduction, elimination or other amendment to the government sponsored programs from which Alithya benefits could increase operating or capital expenditures incurred by Alithya and have a material adverse effect on its net earnings or cash flow.
15.2.5Intellectual property rights
Alithya has registered, and applied for the registration of, patents, trademarks, service marks, domain names and copyrights. Alithya also owns or is licensed under a number of patents, trademarks, copyrights, and licenses, which vary in duration, relating to its products and services. Existing trade secret and copyright laws, however, afford Alithya only limited protection. Third parties may attempt to disclose, obtain or use Alithya’s products, solutions or technologies. Others may also independently develop and obtain patents or copyrights for technologies that are similar or superior to Alithya’s technologies and should that happen, Alithya may need to license these technologies and may not be able to obtain licenses on reasonable terms, if at all. If Alithya is unsuccessful in any intellectual property litigation, it may be forced to do one or more of the following:
•cease selling or using technology of services that incorporate the challenged intellectual property;
•obtain a license, which may not be available on reasonable terms or at all, to use the relevant technology;
•configure services to avoid infringement; and
•refund license fees or other payments that it has previously received.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |30

As Alithya develops software applications for specific customer engagements, issues relating to ownership of, and rights to use, software applications and frameworks could arise. Also, Alithya may have to pay economic damages in the event of lost disputes, which could adversely affect its results of operations and financial condition.
15.2.6Infringing on the intellectual property rights of others
When developing products and providing services for its customers, Alithya utilizes its own, and may also enter into licensing agreements with third parties for the right to use patents, trademarks, copyrights, trade secrets and other intellectual property rights. Alithya may also develop intellectual property rights on its own or together with its customers when developing products and providing services for such customers. Although Alithya uses reasonable efforts to ensure that no intellectual property rights of others are infringed, third parties or even Alithya’s customers may assert claims against Alithya. In addition, certain agreements to which Alithya is a party may contain indemnity clauses pursuant to which Alithya would be required to indemnify its clients against liability and damages arising from third-party claims of intellectual property right infringement as part of its service contracts with its customers and, in some instances, the amount of these indemnity claims may exceed the revenue Alithya generates under the contracts or the coverage provided by Alithya’s insurance.
Any intellectual property claims or litigation against Alithya could incur substantial costs, consume the time and energy of Alithya’s management, harm Alithya’s reputations, require Alithya to enter into additional licensing arrangements or prevent Alithya from providing some solutions or services. Any limitation on Alithya’s ability to sell or use solutions or services that utilize intellectual property rights that are the subject of a claim could cause Alithya to lose revenue or incur additional expenses to modify its solutions and services for future projects.
15.2.7Regulatory risks
Alithya’s operations require compliance with laws on many matters in different jurisdictions, including anti-corruption, intellectual property, trade restrictions, immigration, taxation, antitrust, data privacy, labor relations, environment and securities. Complying with these diverse requirements is a challenge and consumes significant resources. Also, some of these laws may impose conflicting requirements or restrictions on the movement of cash and other assets and on the repatriation of Alithya’s earnings and thereby reduce its earnings. These legal requirements may also expose Alithya to potential penalties for non-compliance and harm its reputation.
15.3Risks Related to our Business
15.3.1Changes in the nature of revenues
Any change in the mix of Alithya's arrangements with its customers could have an impact upon its periodic operating performance, including gross margin. Alithya generates revenue principally through the provision of consulting services in the areas of digital technology. These services are provided under arrangements with varying pricing mechanisms. Alithya's revenue-generating customer contracts generally fall into one of the following four categories: (i) time and materials arrangements for which revenue is recognized as the services are rendered and which represent the majority of Alithya's revenues, (ii) fixed-fee arrangements where the outcome can be estimated reliably and for which revenue is recognized using the percentage-of-completion method over the service periods and labor costs or labor hours are used to measure the progress towards completion, (iii) retainer based arrangements for which customers pay a recurring fee in exchange for a monthly recurring service (typically support) for which revenue is recognized over time using an hours-based input method, and (iv)  resale of third-party off-the-shelf software and maintenance for which revenue is recorded on a net basis and resale of Alithya-created software and maintenance for which revenue is reported on a gross basis. Alithya also sometimes enters into arrangements with multiple performance obligations which typically include software, post-contract support and consulting services and which require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.
Alithya also provides a payrolling service through which contractor candidates recruited and selected by clients are hired by Alithya and then assigned to client projects. Alithya assumes all administrative responsibilities related to these candidates
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |31

and invoices the client for time and materials. The sale of payrolling services is recorded on a net basis. As Alithya’s overall business volume increases, management intends to continue to gradually phase-out this relatively low margin business.
15.3.2Material changes to relationship with major customers
Alithya’s business could be adversely affected by material changes to its strategic relationship with its major customers. The business generated from two customers represented 15% and 16% of Alithya’s revenue for the three and nine months ended December 31, 2019, respectively (33% for the three and nine months ended December 31, 2018). A failure to renew these contractual relationships, or a material modification or change in a customer’s approach or its contract terms, for any reason, could have a material adverse impact on Alithya’s results of operations.
15.3.3Customer concentration
Alithya derives a significant portion of its revenue from its major customers and expects this to continue for the foreseeable future. See “Material changes to relationship with major customers” above. The increased breadth of Alithya’s services and solutions offerings has also resulted and may continue to result in larger and more complex projects and contracts with these major customers. Retaining these customers requires Alithya to foster close relationships with them and achieve a thorough understanding of their operations and needs in order to continue to provide high-quality services. Alithya’s ability to maintain such relationships depends on a number of factors, including the proficiency of its professionals and its management personnel. There can be no assurance that each such customer will continue to be satisfied with Alithya’s services and utilize Alithya on the same terms, or at all, in the future. Failure to maintain close relationship with these customers could result in termination of customer contracts and potential liability for significant penalties or damages, any of which could have a material adverse effect on Alithya’s business, results of operations and financial condition.
15.3.4Fluctuation of business and financial results
Alithya’s ability to maintain and increase its revenue is affected not only by its success in implementing its strategy, but also by a number of other factors, which could cause Alithya’s financial results to fluctuate. These factors include:
•its ability to introduce and deliver new services and business solutions;
•its potential exposure to a lengthened sales cycle;
•the cyclicality of the purchases of its technology services; and
•the nature of its customer’s business (for example, if a customer encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with Alithya).
These, and other factors, make it difficult to predict financial results for any given period.
15.3.5Early termination risk
If Alithya fails to deliver its services in accordance with the terms and conditions of its contractual agreements or as a result of other circumstances, which may be beyond Alithya’s or its customers’ control, some of its customers could elect to terminate their contracts before their agreed expiry date, which would result in a reduction of Alithya’s earnings and cash flow and may impact the value of its backlog of orders. Early contract termination can result from the exercise of a legal right or when circumstances that are beyond Alithya’s or its customers’ control prevent the contract from continuing. In cases of early termination, Alithya may not be able to eliminate ongoing costs incurred to support the contract.
15.3.6Costs of services
In order to generate acceptable margins, Alithya’s pricing for services depends on its ability to accurately estimate the costs and timing for completing projects, which can be based on a customer’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a portion of Alithya’s project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contractual terms
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |32

agreed upon with Alithya’s customer, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect Alithya’s best judgment regarding the efficiencies of its methodologies and professionals as it plans to apply them to the contracts in accordance with Alithya’s standards of contract management. If Alithya is unsuccessful in accurately estimating the time or resources required to fulfill its obligations under a contract, or if unexpected factors, including those outside of its control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on Alithya’s expected net earnings.
15.3.7Teaming agreements and subcontracts
Alithya derives revenue from contracts where it enters into teaming agreements with other providers. In some teaming agreements, Alithya is the primary contractor, whereas in others, Alithya acts as a subcontractor. In both cases, Alithya relies upon its relationships with other providers to generate business and expects to continue to do so in the foreseeable future. Where Alithya acts as the primary contractor, if it fails to maintain its relationships with other providers, Alithya may have difficulty attracting suitable participants in its teaming agreements. Similarly, where it acts as subcontractor, if its relationships are impaired, other providers might reduce the work they award to Alithya, award that work to Alithya’s competitors or choose to offer the services directly to the customers in order to compete with Alithya’s business. In either case, if Alithya fails to maintain its relationship with these providers or if its relationship with these providers is otherwise impaired, Alithya’s business, prospects, financial condition and operating results could be materially adversely affected.
15.3.8Partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require Alithya to rely upon third party subcontractors, including software and hardware suppliers, to help Alithya fulfill its commitments. Under such circumstances, Alithya’s success depends on the ability of third parties to perform their obligations within agreed upon budgets and time frames. If Alithya’s partners fail to deliver, Alithya’s ability to complete the contract may be adversely affected, which could have an unfavorable impact on its profitability. In addition, Alithya may not be able to replace the functions provided by these third parties if their software components or products become obsolete, defective or incompatible with future versions of Alithya’s products or with Alithya’s services and solutions, or if they are not adequately maintained or updated. Third-party suppliers of software or other intellectual property assets could also be unwilling to permit Alithya to use or to continue to use their intellectual property and this could impede or disrupt use of their products or services by Alithya’s customers and Alithya.
15.3.9Guarantee and indemnification risks
In the normal course of business, Alithya enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require Alithya to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If Alithya is required to compensate counterparties due to such arrangements and its insurance does not provide adequate coverage, its business, prospects, financial condition and operating results could be materially adversely affected.
15.3.10Utilization rates
In order to maintain and grow revenue levels, Alithya has to maintain an appropriate level of availability of professional resources in each of its geographic regions by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate, however, requires Alithya to forecast its need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring activities appropriately. To the extent that it fails to do so, Alithya’s utilization rates may be reduced and thereby adversely affect its revenue and profitability. In addition, Alithya may find that it does not have sufficient resources to deploy against new business opportunities, in which case its ability to grow its revenue would suffer.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |33

15.3.11Services for government departments and agencies
Changes in government spending policies or budget priorities could directly affect Alithya’s financial performance. Among the factors that could harm Alithya’s government contracting business are:
•the curtailment of governments’ use of consulting and IT services firms;
•a significant decline in spending by governments in general, or by specific departments or agencies in particular;
•the adoption of new legislation and/or actions affecting companies that provide services to governments;
•delays in the payment of its invoices by government; and
•general economic and political conditions.
These and other factors could cause government departments and agencies to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause Alithya to lose future revenue. Government spending reductions or budget cutbacks at departments or agencies to which Alithya provides services or expects to provide services could materially harm Alithya’s continued performance or limit the award of additional contracts.
15.3.12Tax obligations
In estimating its income tax payable, Alithya uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that Alithya’s tax benefits or tax liability will not materially differ from its estimates or expectations. The tax legislation, regulation and interpretation that apply to Alithya’s operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which Alithya operates. Moreover, Alithya’s tax returns are continually subject to review by applicable tax authorities, which determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that Alithya may ultimately recognize and such determinations may become final and binding on Alithya.
Any of the aforementioned factors could have a material adverse effect on Alithya’s net income or cash flow by affecting its operations and profitability, the availability of tax credits, the cost of the services it provides, and the availability of deductions for operating losses as it develops its international service delivery capabilities.
15.3.13Foreign exchange
Foreign exchange risk is the risk that the fair value of assets or liabilities, or future cash flows, will fluctuate because of changes in foreign exchange rates. Alithya’s functional and reporting currency is the Canadian dollar. As a significant portion of Alithya’s revenues, earnings and net assets is denominated in foreign currencies, including US dollar and Euro, fluctuations in exchange rates between the Canadian dollar and such currencies could have an adverse effect on its financial condition and results of operations. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency.
Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted. Although Alithya does not currently have an exchange rate risk policy that would materially affect its results of operations, it is still subject to foreign exchange risk.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |34

15.3.14Legal claims
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s customers. For instance, Alithya’s solutions may suffer from defects that adversely affect their performance, may not meet its customers’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject Alithya to legal liability. Alithya uses reasonable efforts to include provisions in its contracts which are designed to limit its exposure to legal claims relating to its services and the applications it develops and obtain liability insurance coverage. However, Alithya may not always be able to include such provisions or obtain sufficient insurance coverage and, where it is successful in doing so, they may not protect Alithya adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions. Defending lawsuits against Alithya could require substantial amounts of management’s attention and incur significant attorney fees, damage awards and fines or penalties for which Alithya may not be fully insured and which could harm its reputation and adversely affect its business, financial condition and results of operations.
15.3.15IT systems and infrastructure
To deliver its services and solutions to its customers, Alithya relies upon high speed networks, including satellite, fiber optic and land lines operated by third parties, to provide reliable communications between its main operating offices, other global delivery centers and the offices of its customers and associates worldwide. Any systems failure or outage or a significant disruption in such communications or in Alithya’s IT systems and infrastructure could result in curtailed operations, a loss of customers and reputational damage, which would have an adverse effect on Alithya’s business, results of operations and financial condition.
15.3.16Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cybersecurity threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, insider or employee misconduct or negligence and human or technological error. Alithya’s business could be negatively impacted by these physical and cybersecurity threats, which could affect its future sales and financial position or increase its costs and expenses. These security threats to Alithya include potential attacks not only on its own products, services and systems, but also those of its customers, contractors, business partners, suppliers and other third parties. Alithya seeks to detect and investigate all security incidents and to prevent their occurrence or recurrence by continuously investing in security infrastructure, data security and privacy controls, threat protections, detection and mitigation policies, procedures and controls, and employee security awareness and trainings. However, because of the evolving nature and sophistication of these security threats, Alithya may be unable to detect or prevent all of these threats. Alithya’s Chief Information Security Officer is responsible for overseeing its security measures, the prevention of security incidents and the detection and investigation of incident in the event of an occurrence by implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto. Alithya’s security management framework provides a foundation for a risk-based approach to the development, review and regular improvements of policies, processes, standards and controls related to information security, data privacy, physical security and business continuity. In addition, while Alithya selects third-party suppliers carefully and includes safeguards in its contractual terms, it does not control their actions. Any security breaches caused by the negligence or misconduct of these third parties could adversely affect Alithya’s ability to safeguard its information technology infrastructure and deliver products and services to its customers and otherwise conduct business. Furthermore, while Alithya’s liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. Occurrence of any of these aforementioned security threats could expose Alithya, its customers or other third parties to potential liability, litigation, and regulatory action, as well as the loss of customer confidence, loss of existing or potential customers, loss of sensitive government contracts, damage to brand and reputation and other financial loss.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |35

15.3.17Risks from security breaches or disclosure of sensitive data or failure to comply with data protection laws and regulations
Alithya is dependent on IT networks and systems to process, transmit, host and securely store electronic information and to communicate among its locations around the world and with its customers, suppliers and partners. Security breaches, employee negligence or malfeasance or human or technological error could lead to shutdowns or disruptions of Alithya’s operations and potential unauthorized disclosure of sensitive data, which in turn could jeopardize projects that are critical to the operations of Alithya’s customers’ businesses. The theft and/or unauthorized use or disclosure of Alithya’s or its customers’ and their customers’ confidential information or other proprietary business information as a result of such an incident could adversely affect Alithya’s competitive position and reduce marketplace acceptance of its services. Any failure in the networks or computer systems used by Alithya or its customers could also result in a claim for substantial damages against Alithya and significant reputational harm, regardless of Alithya’s responsibility for the failure.
In addition, as a global service provider with customers in a broad range of industries, Alithya often has access to or is required to manage, utilize, collect and store sensitive data subject to various regulatory regimes, including but not limited to US or Canadian federal and state or provincial laws governing the protection of personal information and the European Union’s General Data Protection Regulation. Alithya’s Chief Information Security Officer oversees its compliance with the laws that protect the privacy of personal information. If unauthorized access to or disclosure of personal information in Alithya’s possession or control occurs or it otherwise fails to comply with applicable laws and regulations in this regard, Alithya could be exposed to civil or criminal enforcement actions and penalties, as well as lawsuits brought by its customers, its customers’ customers, their customers or third parties for breaching contractual confidentiality and security provisions or data protection laws. Laws and expectations relating to data protections continue to evolve in ways that may limit Alithya’s access, use and disclosure of sensitive data, and may require increased expenditures by Alithya or may dictate that it no longer continues to offer certain types of services.
15.3.18Reputational risks
Alithya’s reputation as a capable and trustworthy service provider and long-term business partner is key to its ability to compete effectively in the market for IT services. The nature of Alithya’s operations exposes it to the potential loss, unauthorized access to, or destruction of its customers’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how Alithya is perceived in the marketplace. Under such circumstances, Alithya’s ability to obtain new customers and retain existing customers could suffer with a resulting impact on its revenue and net earnings.
15.3.19Operational, financial and other internal controls and systems
Alithya’s historic and anticipated growth places significant demands on its management and other resources, and requires Alithya to continue to develop and improve its operational, financial and other internal controls. In particular, Alithya’s growth has presented and will continue to present challenges with respect to:
•recruiting, training and retaining technical, finance, marketing and management personnel with the knowledge, skills and experience that its business model requires;
•maintaining high levels of customer satisfaction;
•developing and improving its internal administrative infrastructure, particularly its financial, operational, communications and other internal systems;
•preserving its culture, values and entrepreneurial environment; and
•effectively managing its personnel and operations and effectively communicating to its personnel worldwide its core values, strategies and goals.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |36

In addition, the increasing size and scope of Alithya’s operations increase the possibility that a member of its personnel will engage in unlawful or fraudulent activity, breach its contractual obligations, or otherwise expose Alithya to unacceptable business risks, despite its efforts to train its personnel and maintain internal controls to prevent such instances. If Alithya does not continue to develop and implement the right processes and tools to manage its enterprise, its business, results of operations and financial condition could be adversely affected.
15.3.20Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls or fraud, there can only be reasonable assurance that Alithya’s internal controls will detect and prevent a misstatement. If Alithya is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of its operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of its financial reporting could be impaired.
15.3.21Commitment of substantial resources for growth
Growing the Alithya business over the longer-term may require commitment of continued investment in the operations of Alithya. Alithya’s future capital requirements will depend on many factors, including many of those discussed above, such as:
•the results of Alithya’s operations and the rate of its revenue growth;
•the development of new service offerings;
•the successful integration of Edgewater and its personnel with Alithya and its personnel;
•hiring and retaining key personnel;
•maintaining customer relationships; and
•the identification of suitable future acquisition opportunities.
Alithya’s funds may not be sufficient to fund these activities if opportunities arise, and Alithya may be unable to expand its business if it does not have sufficient capital or cannot borrow or raise additional capital on attractive terms.
15.3.22Implementation of the strategy of growing through acquisitions
Alithya’s ability to grow through acquisitions requires that it identifies suitable acquisition targets and that it correctly evaluates their potential as transactions that will meet Alithya’s financial and operational objectives. There can be no assurance that Alithya will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet its economic thresholds, or that future acquisitions will be successfully integrated into its operations and yield the tangible accretive value that had been expected. If Alithya is unable to implement its strategy, it will likely be unable to maintain its historic or expected growth rates.
The successful integration of new operations arising from Alithya’s acquisition strategy requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may divert management’s normal operations focus on growing the business organically with resulting pressure on the revenues and earnings from its existing operations. In addition, Alithya may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of its existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If Alithya is not successful in executing its integration strategies in a timely and cost-effective manner, it will have difficulty achieving its growth and profitability objectives.
15.3.23Dependence on certain key personnel
Alithya depends on certain key personnel, and the loss of their services may adversely affect Alithya’s business. Alithya believes that its success depends on the continued employment of its senior management team and other key personnel.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |37

This dependence is particularly important to Alithya’s business because personal relationships are a critical element in obtaining and maintaining customer engagements.
If one or more members of Alithya’s senior management team or other key personnel were unable or unwilling to continue in their present positions, Alithya’s business could be adversely affected. Furthermore, other companies seeking to develop in-house business capabilities may hire away some of Alithya’s key personnel.
15.3.24History of losses
Alithya, prior to its acquisition of Edgewater, generated a net loss of $2.9 million and $7.2 million for the fiscal years ended March 31, 2017 and 2018, respectively, and Edgewater generated a net loss of US $2.9 million and US $29.1 million for the fiscal years ended December 31, 2016 and December 31, 2017, respectively. For the fiscal year ended March 31, 2019, Alithya generated a consolidated net loss of $12.5 million. For the nine months ended December 31, 2019, Alithya generated a consolidated net loss of $5.7million. Alithya intends to continue to expend significant funds to increase its capability to win new contracts, expand and improve its existing operations and make additional acquisitions. As it continues to grow, Alithya expects the aggregate amount of these expenses will also continue to grow. Alithya’s efforts to grow its business may, however, be more costly than expected and Alithya may not be able to increase its revenue enough to offset higher operating expenses. Alithya may also incur significant losses in the future for a number of reasons, including as a result of unforeseen expenses, difficulties, complications and delays, the other risks described herein and other unknown events. The amount of future net losses, if any, will depend, in part, on the growth of Alithya’s future expenses and its ability to generate revenue. Any future net losses of Alithya or its inability to maintain profitability and positive cash flows from operating activities, among other things, may have an adverse effect on Alithya shareholders’ equity and working capital.
15.3.25Goodwill
In connection with the US Acquisition, Alithya recorded an accounting value for goodwill and other intangible assets. Under IFRS, goodwill must be assessed at least annually and potentially more frequently, in the event the value of goodwill and other indefinite-lived intangible assets has been impaired. Amortizing intangible assets will be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could materially adversely affect Alithya’s results of operations and shareholders’ equity in future periods.
15.4  Risks Related to Subordinate Voting Shares
15.4.1Limited voting rights
Alithya Multiple Voting Shares are similar to Subordinate Voting Shares except that each Alithya Multiple Voting Share has ten times the voting rights of each Alithya Subordinate Voting Share. As a result, holders of Alithya Multiple Voting Shares have a disproportionate level of control over matters submitted to Alithya shareholders for approval, which may reduce the ability of holders of Subordinate Voting Shares to influence corporate matters and, as a result, Alithya may take actions that they do not view as beneficial.
15.4.2Market price of Subordinate Voting Shares
Alithya cannot predict the price of Subordinate Voting Shares. The stock market has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These broad market and industry factors may materially harm the market price of Subordinate Voting Shares, regardless of Alithya’s operating performance. In addition, the Alithya Subordinate Voting Share price may be dependent upon the valuations and recommendations of the analysts who cover the Alithya business, and if Alithya’s results do not meet the analysts’ forecasts and expectations, Alithya’s share price could decline as a result of analysts lowering their valuations and recommendations or otherwise. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against Alithya, could result in substantial costs and diversion of management’s attention and resources.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |38

15.4.3Raising additional capital
Alithya’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event Alithya would need to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, Alithya may have to raise additional capital through a combination of public and private equity offerings and debt financings and there can be no assurance that such financing will be available in amounts and on terms acceptable to Alithya. Alithya’s ability to raise the required funding depends on the capacity of the capital markets to meet Alithya’s equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of Alithya’s commercial objectives. Increasing interest rates, volatility in Alithya’s share price, and the capacity of Alithya’s current lenders to meet Alithya’s additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that Alithya may, in the future, identify or plan. If Alithya is unable to obtain the necessary funding, it may be unable to achieve its growth objectives.
To the extent that Alithya raises additional capital through the sale of equity or convertible debt securities, the ownership interests of Alithya’s shareholders will be diluted, and the terms may include liquidation or other preferences that could adversely affect the rights of Alithya shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on Alithya’s ability to incur additional debt and other operating restrictions that could adversely impact its ability to conduct its business.
15.4.4Active market
If an active market for Subordinate Voting Shares is not sustained, holders of Subordinate Voting Shares may be unable to sell their investments on satisfactory terms. Declines in the value of Subordinate Voting Shares may adversely affect the liquidity of the market for Subordinate Voting Shares. Factors unrelated to Alithya’s performance may also have an effect on the price and liquidity of Subordinate Voting Shares including the extent of analyst coverage of Alithya, lower trading volume and general market interest in Subordinate Voting Shares, the size of Alithya’s public float and any event resulting in a delisting of Subordinate Voting Shares from the TSX or NASDAQ.
15.4.5Dividends
Alithya does not expect to pay dividends in the immediate future and anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and Alithya’s articles of incorporation, be at the sole discretion of Alithya’s board of directors and will depend on Alithya’s financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. Holders of Subordinate Voting Shares must therefore rely on potential increases in the trading price of their shares for returns on their investment in the foreseeable future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018      |39

16. Management’s Evaluation of our Disclosure Controls and Procedures
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that the material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and US securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. The effectiveness of these disclosure controls and procedures, as defined under National Instrument 52-109 adopted by Canadian securities regulators and in Rule 13a-15(e) and 15d-15(e) under the US Securities Exchange Act of 1934, as amended, or the Exchange Act was evaluated under the supervision of and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer as of the end of the Company’s most recently completed financial year ended March 31, 2019. With regards to the annual certification requirements of National Instrument 52-109, Issuers’ annual and interim filings (“NI 52-109”) the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows the Company to file with the Canadian securities regulator authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the US. Based on such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2019.
Changes in Internal Control over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the quarter ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations on Effectiveness of Disclosure Controls and Procedures
The Company’s management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and the Company’s management necessarily applies its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alithya
For the three-month and nine-month periods ended December 31, 2019 and 2018       |40